PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

10 June, 2003


RECEIVED
JUN 13 2003
PROCESSING
SECTION

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA


03022678

SUPPL

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,



PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell
32 / 101 Collins Street, Melbourne 3000



Att:

PaperlinX


RECEIVED
JUN 13 2003
187

List of documents forwarded under cover the letter to Securities and Exchange Commission dated 10 June, 2003.

- Appendix 3E – Daily Share Buy-Back Notice dated 10 March 2003
- Appendix 3E - Daily Share Buy-Back Notice dated 11 March, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 12 March, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 13 March, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 14 March, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 17 March, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 18 March, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 19 March, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 27 March, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 1 April, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 2 April, 2003
- Appendix 3E – Daily Share Buy-Back Notice dated 3 April, 2003
- Appendix 3B – Exercise of employee options dated 13 May, 2003
- Appendix 3B – Exercise of employee options dated 16 May, 2003
- Share Cancellation – Forms 284 dated 7/1/2003, 25/2/2003, 21/3/2003, 2/4/2003 and 23/4/2003
- Press Release – "Uncertainty Slows Growth" dated 23 May, 2003


PROCESSED
RECEIVED
JUN 13 2003
187
SECTION

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**241,000**	**45,000**
4. Total consideration paid or payable for the shares	**$1,220,532.97**	**$225,301.50**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $5.01 Date: 19-Dec-02	Highest price paid: $5.05 Lowest price paid: $4.98 Highest price allowed under rule 7.33: $5.44

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,714,000**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 10-Mar-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

82-5061

Appendix 3E


PROCESSING
JUN 13 2003
SECTION

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**286,000**	**36,983**
4. Total consideration paid or payable for the shares	**$1,445,834.47**	**$184,915.00**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.98 Date: 07-Mar-03	Highest price paid: $5.02 Lowest price paid: $4.98 Highest price allowed under rule 7.33: $5.42

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,677,017**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 11-Mar-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	**Previous day**
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**322,983**	**62,247**
4. Total consideration paid or payable for the shares	**$1,630,749.47**	**$313,886.72**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.98 Date: 07-Mar-03	Highest price paid: $5.05 Lowest price paid: $5.00 Highest price allowed under rule 7.33: $5.41

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,614,770**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 12-Mar-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited


82-5061
RECEIVED

Appendix 3E


187

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**385,230**	**152,300**
4. Total consideration paid or payable for the shares	**$1,944,636.20**	**$764,820.14**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.98 Date: 07-Mar-03	Highest price paid: $5.05 Lowest price paid: $5.00 Highest price allowed under rule 7.33: $5.38

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,462,470**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 13-Mar-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited


82-5061
RECEIVED
JUN 13 2003
187

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**537,530**	**316,060**
4. Total consideration paid or payable for the shares	**$2,709,456.34**	**$1,561,842.10**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.98 Date: 07-Mar-03	Highest price paid: $5.02 Lowest price paid: $4.92 Highest price allowed under rule 7.33: $5.31

82-5061

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,146,410**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 14-Mar-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	70 005 146 350

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**853,590**	**145,500**
4. Total consideration paid or payable for the shares	**$4,271,298.43**	**$720,195.90**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.92 Date: 13-Mar-03	Highest price paid: $5.00 Lowest price paid: $4.91 Highest price allowed under rule 7.33: $5.27

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**9,000,910**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 17-Mar-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E


PROCESSING
JUN 1 3 2003
187
SECTION

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**999,090**	**360,000**
4. Total consideration paid or payable for the shares	**$4,991,494.33**	**$1,805,760.00**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.91 Date: 14-Mar-03	Highest price paid: $5.05 Lowest price paid: $5.00 Highest price allowed under rule 7.33: $5.24

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**8,640,910**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 18-Mar-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**1,359,090**	**185,000**
4. Total consideration paid or payable for the shares	**$6,797,254.33**	**$931,641.50**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.91 Date: 14-Mar-03	Highest price paid: $5.05 Lowest price paid: $5.01 Highest price allowed under rule 7.33: $5.24

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares

No purchases made from directors or related parties

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back

8,455,910

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback
2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 19-Mar-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

82-5061

Appendix 3E



PROCESSING
RECEIVED
JUN 13 2003
187
SECTION

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**1,544,090** ✓	**35,264** ✓
4. Total consideration paid or payable for the shares	**$7,727,895.83** ✓	**$177,924.51** ✓
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.91 Date: 14-Mar-03	Highest price paid: $5.05 Lowest price paid: $5.02 Highest price allowed under rule 7.33: $5.36

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration payable for those shares	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**8,420,646** ✓

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 27-Mar-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

82-5061


PROCESSING
JUN 13 2003
SECTION

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**1,579,354**	**20,141**
4. Total consideration paid or payable for the shares	**$7,905,820.34**	**$101,518.70**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.91 Date: 14-Mar-03	Highest price paid: $5.05 Lowest price paid: $5.03 Highest price allowed under rule 7.33: $5.36

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration pay	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**8,400,505**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 01-Apr-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**1,599,495**	**137,501**
4. Total consideration paid or payable for the shares	**$8,007,339.05**	**$694,270.05**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.91 Date: 14-Mar-03	Highest price paid: $5.05 Lowest price paid: $5.02 Highest price allowed under rule 7.33: $5.33

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration pay	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**8,263,004**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 02-Apr-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public

Name of Entity	ABN
PaperlinX Limited	**70 005 146 350**

We (the entity) give ASX the following information:

Information about the buy-back

1. Type of Buyback	**On market**
2. Date Appendix 3C was given to ASX	**04-Dec-02**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	***Previous day***
3. Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**1,736,996**	**13,460**
4. Total consideration paid or payable for the shares	**$8,702,609.09**	**$67,973.00**
5. If buy-back is an on-market buyback	Highest price paid: $5.12 Date: 20-Dec-02 Lowest price paid: $4.91 Date: 14-Mar-03	Highest price paid: $5.05 Lowest price paid: $5.05 Highest price allowed under rule 7.33: $5.32

Participation by directors

6. If buyback is an on-market buyback - name of each director and related party from whom the company bought back shares on the preiovus day, the number of shares which the company bought back from each director or related party, and the consideration pay	**No purchases made from directors or related parties**

How many shares are still to be bought back?

7. If the company has disclosed an intention to buyback a maximum number of shares - the remaining number of shares to be bought back	**8,249,544**

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buyback
2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Signed: .... Date: 03-Apr-03

Richard Hobson
Company Secretary & General Counsel
PaperlinX Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B


82-5061
RECEIVED
JUN 13 2003
187
PROCESSING
SECTION

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350


SEC MAIL
RECEIVED
PROCESSING
JUN 13 2003
WASH. D.C.
187
SECTION

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares issued pursuant to the PaperlinX Employee Share/Option Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	265,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.13
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employees pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 May, 2003 25,000 7 May, 2003 40,000 8 May, 2003 45,000 9 May, 2003 65,000 12 May, 2003 90,000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
357,723,158	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,412,600	Employee share options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests): No change

+ See chapter 19 for defined terms.

82-5061

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

82-5061

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

82-5061

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 12 May 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

82-5061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 13 2003
WASH. D.C.
187

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares issued pursuant to the PaperlinX Employee Share/Option Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.13
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employees pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 May, 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
357,763,158	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,372,600	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

+ See chapter 19 for defined terms.

82-5061

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

82-5061

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

82-5061

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

82-5061



Sign here: .... Date: 15 May 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

21 May, 2003

No. of pages: 6

Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

AUSTRALIAN STOCK EXCHANGE



PPX000132

Fax: 1900 999 279

Dear Sir/Madam,

ASIC Forms 284 re Share Buy Back

We attach Forms 284 lodged with the Australian Securities & Investment Commission.

The shares, the subject of these forms, have all been previously advised in Appendix 3E notices to the ASX.

Please contact me if you require any further information.

Yours faithfully,

Richard Hobson
COMPANY SECRETARY

\\HWLL252\corpgroup$\RICHARD HOBSON\ASX\717.doc

82-5061

ASIC registered agent number
lodging party or agent name: PaperlinX Limited
office, level, building name or PO Box no
street number and name: 307 Ferntree Gully Road,
suburb/city: Mt Waverley Vic. 3149
telephone: 03 8540 2264
facsimile: 03 8540 2291
DX number — suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **284**

Corporations Act 2001

254Y, 254J, 256A - 256F, 257H(3), 258D, 258E(2) & (3)

Notification of

share cancellation

Company name: PaperlinX Limited

ACN: 005 146 350

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J Redeemable preference shares — ☐ redeemed out of profits; or ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256F Capital reduction
- ☒ ss.257H(3) Shares a company has bought back
- ☐ S.258D Forfeited shares
- ☐ ss.258E(2)&(3) Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738 ☐ under section 1325A (court order)
- other, give sect'n ref ☐ ________ (description) ________

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
191,000	ORD	$968,439.30

Date of registration of cancellation 7/1/2003 or period of cancellation from / / to / /

Signature

I certify that the information in this form is true and correct

print name: Richard Hobson

capacity: Company Secretary

sign here



date 8/1/03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number	
lodging party or agent name	PaperlinX Limited
office, level, building name or PO Box no.	
street number & name	307 Ferntree Gully Road,
suburb/city	Mt Waverley state/territory Vic postcode 3149
telephone	(03) 8540 2211
facsimile	(03) 8540 2291
DX number	suburb/city

284 page 1/1 21 July 2001

82-5061

ASS CASH PROC REQ-A REQ-P



Australian Securities & Investments Commission

Notification of
share cancellation

form **284**
Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name PAPERLINX LIMITED
ACN 005 146 350

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J Redeemable preference shares — ☐ redeemed out of profits / ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256E Capital reduction
- ☑ ss.257H(3) Shares a company has bought back
- ☐ S.258D Forfeited shares
- ☐ ss.258E(2) & (3) Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738 / ☐ under section 1325A (court order)

other, give sect'n ref ☐ ______ (description) ______

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
29045	Ordinary	$146,407.13
20955	Ordinary	$105,686.54

Date of registration of cancellation 18/2/03 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name RICHARD HOBSON capacity Company Secretary

sign here [signature] date 25/02/03

82-5061

ASIC registered agent number
lodging party or agent name: PaperlinX Limited
office, level, building name or PO Box no.
street number & name: 307 Ferntree Gully Rd
suburb/city: Mt Waverley state/territory: Vic postcode: 3149
telephone: (03) 8540 2211
facsimile: (03) 8540 2291
DX number — suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐



Australian Securities & Investments Commission

Notification of
share cancellation

form **284**
Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name: PAPERLINX LIMITED
ACN: 005 146 350

Shares cancelled under which provision

(tick box applicable)

☐ S.254J — Redeemable preference shares — ☐ redeemed out of profits / ☐ redeemed out of proceeds of a fresh issue of shares

☐ S.256A-S.256E — Capital reduction
☑ ss.257H(3) — Shares a company has bought back
☐ S.258D — Forfeited shares
☐ ss.258E(2) & (3) — Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738 / ☐ under section 1325A (court order)

other, give sect'n ref ☐ ________ (description) ________

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
45,000	Ordinary	$ 225,301.50
36,983	Ordinary	$ 184,915.00
62,247	Ordinary	$ 313,886.72
152,300	Ordinary	$ 764,820.14

Date of registration of cancellation 18/3/03 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name: Richard Hobson capacity: Company Secretary

sign here: [signature] date: 21/03/03

82-5061

lodging party or agent name PAPERLINX LIMITED
office, level, building name or PO Box no
street number and name 307 Ferntree Gully Road,
suburb/city MT WAVERLEY state/territory VIC postcode 3149
telephone (03) 8540 2211
facsimile (03) 8540 2291
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

share cancellation

form 284

Corporations Law

254Y, 254J, 256A - 256F, 257H(3), 258D, 1024E(7)

Company name PAPERLINX LIMITED

A.C.N. 005 146 350

Shares cancelled under which provision

(tick box applicable)

☐ s.254J Redeemable preference shares ☐ redeemed out of profits; or ☐ redeemed out of proceeds of a fresh issue of shares

☐ s.256A - s.256F Capital reduction
☑ ss.257H(3) Shares a company has bought back
☐ s.258D Forfeited shares
☐ ss. 1024E(7) Shares returned to a company
other, give section ref ☐ ____________ (description) ____________

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
316,060	Ordinary	$1,561,842.10
145,500	Ordinary	$720,195.90
360,000	Ordinary	$1,805,760.00
185,000	Ordinary	$931,641.50
35,264	Ordinary	$177,924.51

Date of registration of cancellation 01 / 04 / 03 or period of cancellation from / / to / /

Signature

I certify that the information in this form is true and complete.

print name RICHARD HOBSON capacity Company Secretary

sign here  date 02 / 04 / 03

82-5061

lodging party or agent name: PAPERLINX LIMITED
office, level, building name or PO Box no:
street number and name: 307 Ferntree Gully Road,
suburb/city: MT WAVERLEY state/territory VIC postcode 3149
telephone: (03) 8540 2211
facsimile: (03) 8540 2291
DX number: suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

share cancellation

form 284

Corporations Law

254Y, 254J, 256A - 256F, 257H(3), 258D, 1024E(7)

Company name PAPERLINX LIMITED

A.C.N. 005 146 350

Shares cancelled under which provision

(tick box applicable)

☐ s.254J Redeemable preference shares ☐ redeemed out of profits; or ☐ redeemed out of proceeds of a fresh issue of shares

☐ s.256A - s.256F Capital reduction

☑ ss.257H(3) Shares a company has bought back

☐ s.258D Forfeited shares

☐ ss. 1024E(7) Shares returned to a company

other, give section ref ☐ ________ (description) ________

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
20,141	Ordinary	$101,518.70
137,501	Ordinary	$694,270.05
13,460	Ordinary	$67,973.00

Date of registration of cancellation 15 / 04 / 03 or period of cancellation from / / to / /

Signature

I certify that the information in this form is true and complete.

print name RICHARD HOBSON capacity Company Secretary

sign here  date 23 / 04 / 03

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

23 May, 2003

Uncertainty Slows Growth

PaperlinX expects to report earnings around 5% ahead of the prior year, despite the low level of confidence that has dampened economic activity and demand for printing, publishing and office papers. Commenting on earnings, PaperlinX Managing Director, Ian Wightwick said, "While earnings growth will end the year slower than seen in the six months to December 2002, and below the expectations of market observers, we are pleased that we still expect to produce improved earnings for the Group in such a difficult market."

Mr Wightwick added, "As noted in recent downward profit revisions by some analysts, and contrary to the earlier expectations of industry observers, demand for printing, publishing and office papers has not firmed as we move into the traditionally strong fourth quarter of the current fiscal year. The inevitable consequence of lower demand is increased competition, lower selling prices and reduced profit. In addition, international prices for imported pulp have increased, with these higher costs yet to be recovered in domestic selling prices. The higher Australian dollar, while mitigating some of these pulp cost increases, is also impacting the translation of overseas earnings and reducing export competitiveness."

"This weaker demand environment has impacted pricing and profit margins. However, under these challenging circumstances, all of our businesses are performing creditably and we expect to finish the year with increased market shares in most of our markets. We are particularly pleased with the contribution from the strong performances of our recent acquisitions in the UK and Canada, which continue to perform to our expectation. Having foreseen a continuation of the depressed trading conditions, PaperlinX has embarked upon a major profit

PaperlinX

NEWS RELEASE

improvement programme to substantially reduce costs in order that the Group will continue to generate returns for its shareholders well above its cost of capital. All of our businesses are focussed on improving margins, particularly focussing on recovering cost increases. We are also continuing to improve systems, enabling better management of inventory and reducing working capital."

Commenting on the outlook, Mr. Wightwick said, "In the near term there remains a great deal of general uncertainty. This has led to a distinct lack of economic confidence, impacting advertising and promotional expenditure. However, we, along with most international pulp and paper companies, expect demand to pick up as economies improve. We are well positioned to take advantage of any improvements in economic activity and we continue to look to the future with confidence."

Mr Wightwick concluded, "PaperlinX produces solid cash flow, retains a strong balance sheet and continues to look at opportunities in paper merchanting and distribution businesses in Europe and North America to grow our already substantial international market position."

ENDS

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (0)3 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 3 8540 2305
Ph: +61 (0)419 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 3 8540 2302
Ph: +61 (0) 407 512 521

Editors Note:

PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers. PaperlinX is listed on the Australian Stock Exchange under the symbol "PPX".